

News Release
B2Gold Reports Quarterly Gold Production of 263,813 Oz and
Record Quarterly Revenue of $487 M for Q3 2020;
On Track to Meet Annual Production Guidance of 1,000,000 to 1,055,000 Oz

Vancouver, BC, October 15, 2020 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its gold production and gold revenue for the third quarter and first nine months of 2020. All dollar figures are in United States dollars unless otherwise indicated.

2020 Third Quarter Highlights

- Consolidated gold production of 248,733 ounces from the Company's three operating mines, above budget by 1% (2,929 ounces) and a significant increase of 17% (35,455 ounces) over the third quarter of 2019 (excluding discontinued operations of El Limon and La Libertad)
- Total gold production of 263,813 ounces (including 15,080 ounces of attributable production from Calibre Mining Corp. ("Calibre"))
- Record quarterly consolidated gold revenue of $487 million, a significant increase of $176 million (57%) over the third quarter of 2019 (excluding discontinued operations)
- The Fekola Mine continues to operate unimpeded and no operational days have been lost due to the recent political developments and demonstrations in Mali
- No Lost-Time-Injury ("LTI") incidents at the Company's operating mines, extending the number of days without an LTI to 255 days for Fekola, 684 days for Masbate and 918 days for Otjikoto as at September 30, 2020
- On August 5, 2020, the Company announced a 100% increase of its quarterly dividend to $0.04 per share (or an expected $0.16 per share on an annual basis), which was reflected in the third quarter dividend payment
- On September 10, 2020, the Company announced the successful commissioning of the Fekola mill expansion to 7.5 million tonnes per annum ("Mtpa") (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa), ahead of the scheduled completion date of September 30, 2020; the Fekola mill has the potential to run above the annualized throughput rate of 7.5 Mtpa and analysis is currently underway to determine the optimum throughput rate
- B2Gold maintains a strong financial position and liquidity; the Company is now debt-free (other than mining equipment loans and leases totaling approximately $50 million as at September 30, 2020) after fully repaying the outstanding Revolving Credit Facility ("RCF") balance of $425 million during the third quarter of 2020 with the full amount of the $600 million RCF now undrawn and available

2020 First Nine Months Highlights

- Record year-to-date consolidated gold production from the Company's three operating mines of 738,939 ounces, well above budget by 4% (26,412 ounces) and a significant increase of 19% (116,229 ounces) over the first nine months of 2019 (excluding discontinued operations)
- Total gold production of 770,268 ounces (including 31,329 ounces of attributable production from Calibre)
- Record year-to-date consolidated gold revenue of $1.309 billion, a significant increase of $467 million (56%) over the first nine months of 2019 (excluding discontinued operations)
- For full-year 2020, the Company forecasts total consolidated gold production to come in towards the midpoint of its guidance range of between 1,000,000 and 1,055,000 ounces, with total consolidated cash operating costs *(see "Non-IFRS Measures")* expected to be at or below the low end of its guidance range of between $415 and $455 per ounce and total consolidated all-in sustaining costs ("AISC") *(see "Non-IFRS Measures")* to be at the lower end of its guidance range of between $780 and $820 per ounce
- Based on current assumptions, including a gold price of $1,900 per ounce for the balance of 2020, the Company expects to generate cashflows from operating activities of more than $900 million in 2020

The Company continues to address the COVID-19 pandemic and minimize its potential impact at B2Gold's operations. B2Gold places the safety and well-being of its workforce and all stakeholders as the highest priority and continues to encourage input from all its stakeholders as the situation evolves. The Company has implemented several measures and introduced additional precautionary steps to manage and respond to the risks associated with COVID-19 to ensure the safety of B2Gold's employees, contractors, suppliers and surrounding communities where the Company works while continuing to operate. The Company is continually updating these plan and response measures based on the safety and well-being of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities and continues to closely monitor each site's situation, including public and employee sentiment to ensure that stakeholders are in alignment with continued safe operation of its mines.

Gold Production and Development

Consolidated gold production from the Company's three operating mines in the third quarter of 2020 was 248,733 ounces, above budget by 1% (2,929 ounces) and a significant increase of 17% (35,455 ounces) over the third quarter of 2019 (excluding discontinued operations) with solid performances from all of the Company's operations. The significant increase in gold production over the third quarter of 2019 was driven by the Fekola Mine in Mali, which continued its very strong operational performance with gold production of 152,535 ounces, above budget by 2% (2,535 ounces), and 36% (40,214 ounces) higher compared to the third quarter of 2019. Fekola's significant increase in gold production over the third quarter of 2019 was mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. The Otjikoto Mine in Namibia also had a solid third quarter of 2020, producing 42,591 ounces of gold, 2% (985 ounces) above budget. The Masbate Mine in the Philippines continued to

perform well through the third quarter of 2020 despite a 6-day mill shutdown following an earthquake on August 18, 2020, producing 53,607 ounces of gold, substantially in-line with budget (of 54,198 ounces), and 4% higher (2,061 ounces) compared to the third quarter of 2019. Including attributable ounces from Calibre (15,080 ounces), the Company's total gold production in the third quarter of 2020 was 263,813 ounces.

Consolidated gold production for the first nine months of 2020 was a year-to-date record 738,939 ounces, 4% (26,412 ounces) above budget and 19% (116,229 ounces) higher than the first nine months of 2019 (excluding discontinued operations). Including attributable ounces from Calibre (31,329 ounces), the Company's total gold production in the first nine months of 2020 was 770,268 ounces.

B2Gold remains well positioned for continued strong operational and financial performance in 2020. For full-year 2020, the Company forecasts total consolidated gold production (including attributable ounces from Calibre) to come in towards the midpoint of its production guidance range of between 1,000,000 and 1,055,000 ounces. The Company is currently reviewing the expected cash operating costs and AISC guidance (B2Gold will release its third quarter and first nine months of 2020 financial results after the North American markets close on Tuesday, November 3, 2020). However, consolidated cash costs are expected to remain low in 2020, and the Company expects to be at or below the low end of its guidance range for total consolidated cash operating costs of between $415 and $455 per ounce and at the lower end of its guidance range for total consolidated AISC of between $780 and $820 per ounce.

The Company's expansion and development projects also progressed well through the third quarter of 2020:

- At Fekola, on September 10, 2020, the Company announced the successful commissioning of the Fekola mill expansion to 7.5 Mtpa (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa), approximately one month ahead of the scheduled completion date of September 30, 2020. The Fekola mill has the potential to run above the annualized throughput rate of 7.5 Mtpa and analysis is currently underway to determine the optimum throughput rate. Remobilization of the Fekola solar plant construction group began in mid-September 2020 (following a temporary suspension of construction activities in April 2020 due to COVID-19) and will continue to ramp up as camp space becomes available. The Company expects that the solar plant construction will now be completed by the end of the first quarter of 2021.

- At Otjikoto, development of the Wolfshag underground mine continues to progress on schedule. In the third quarter of 2020, the mining contractor was mobilized, and underground development of the portal and primary ramp has now commenced. Stope ore production is expected to commence in early 2022, in-line with original estimates.

- At the Gramalote Project, feasibility work continued as planned from the recommencement of drilling on May 11, 2020, with infill exploration drilling completed on August 21, 2020. During the third quarter of 2020, work continued to advance for infrastructure design, process plant design, pit design and social initiatives. Resource modelling is anticipated to be completed in November 2020 at which time the final phase of the Gramalote Feasibility Study work will proceed based

upon updated resources. The Gramalote Feasibility Study is expected to be completed in the first quarter of 2021.

Gold Revenue

Consolidated gold revenue in the third quarter of 2020 was a quarterly record of $487 million from the Company's three operating mines on sales of 253,200 ounces at an average price of $1,924 per ounce, compared to $311 million on sales of 208,900 ounces at an average price of $1,488 per ounce in the third quarter of 2019 (excluding discontinued operations). Compared to the third quarter of 2019, consolidated gold revenue increased significantly by 57% ($176 million), of which 36% related to the increase in the average realized gold price and 21% to the increase in gold ounces sold (mainly due to the higher gold production).

Consolidated gold revenue for the first nine months of 2020 was a year-to-date record of $1.309 billion on sales of 749,800 ounces at an average price of $1,746 per ounce, compared to $842 million on sales of 616,000 ounces at an average price of $1,367 per ounce in the first nine months of 2019 (excluding discontinued operations). Compared to the first nine months of 2019, consolidated gold revenue increased significantly by 56% ($467 million), of which 34% related to the increase in the average realized gold price and 22% to the increase in gold ounces sold.

Operations

Mine-by-mine gold production in the third quarter and first nine months of 2020 (including the Company's approximate 34% share of Calibre's production) was as follows:

Mine	Q3 2020 Gold Production (ounces)	First Nine Months 2020 Gold Production (ounces)	2020 Annual Guidance Gold Production (ounces)
Fekola	152,535	463,970	590,000 - 620,000
Masbate	53,607	147,133	200,000 - 210,000
Otjikoto	42,591	127,836	165,000 - 175,000
B2Gold Consolidated [(1)]	**248,733**	**738,939**	**955,000 – 1,005,000**
Equity interest in Calibre [(2)]	**15,080**	**31,329**	**45,000 - 50,000** [(3)]
Total	**263,813**	**770,268**	**1,000,000 – 1,055,000** [(3)]

(1) *"B2Gold Consolidated" - gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).*

(2) *"Equity interest in Calibre" - represents the Company's approximate 34% indirect share of the operations of Calibre's El Limon and La Libertad mines in Nicaragua. B2Gold applies the equity method of accounting for its ownership interest in Calibre.*

(3) *On June 24, 2020, Calibre provided its revised 2020 production guidance following the temporary suspension of its Nicaraguan operations due to COVID-19. The Company's attributable gold production from Calibre is now estimated*

to be between 37,000 and 42,000 ounces for 2020 (or 8,000 ounces lower than the original estimate of between 45,000 and 50,000 ounces of gold).

<u>Fekola Gold Mine - Mali</u>

The Fekola Mine in Mali continued its very strong operational performance in the third quarter of 2020 with gold production of 152,535 ounces, above budget by 2% (2,535 ounces), as processed grade and recovery both exceeded budget and which more than offset lower-than-budgeted throughput in the quarter due to additional downtime for mill expansion tie-ins and a full SAG mill reline. Compared to the third quarter of 2019, gold production was significantly higher by 36% (40,214 ounces). Fekola's significant increase in gold production over the third quarter of 2019 was mainly due to the expansion of the Fekola mining fleet and optimization of the pit designs and mine plan for 2020, which have provided access to higher grade portions of the Fekola deposit earlier than anticipated in previous mine plans. As at September 30, 2020, the Fekola Mine achieved 255 days without an LTI.

For the third quarter of 2020, mill feed grade was 3.22 grams per tonne ("g/t") compared to budget of 2.93 g/t and 2.16 g/t in the third quarter of 2019; mill throughput was 1.56 million tonnes compared to budget of 1.70 million tonnes and 1.70 million tonnes in the third quarter of 2019; and gold recovery averaged 94.6% compared to budget of 94.0% and 94.1% in the third quarter of 2019.

For the first nine months of 2020, the Fekola Mine produced 463,970 ounces of gold, well above budget by 5% (22,970 ounces) and significantly higher than the first nine months of 2019 by 38% (127,403 ounces). Through effective mine planning and a successful stockpiling strategy, Fekola was able to exceed its gold production goals during the construction of its mill expansion in 2020.

The Fekola Mine continues to operate unimpeded and no operational days have been lost due to the recent political developments in Mali or to the COVID-19 pandemic. With the establishment of a new interim government in September 2020, expected to lead Mali through to new presidential and legislative elections within 18 months, the Economic Community of West African States ("ECOWAS") has now lifted its sanctions on Mali, including air, border and financial restrictions. B2Gold will continue to work with regional and national governments to ensure that its mining operations continue normally, providing important economic benefits to all stakeholders, including our employees, governments and the communities around the mine.

For full-year 2020, the Fekola Mine is expected to meet or exceed the upper end of its production guidance range of between 590,000 and 620,000 ounces of gold, at cash operating costs of between $285 and $325 per ounce and AISC of between $555 and $595 per ounce.

Fekola Mine Expansion

On September 10, 2020, the Company announced the successful commissioning of the Fekola mill expansion to 7.5 Mtpa (an increase of 1.5 Mtpa from an assumed base rate of 6 Mtpa), ahead of the scheduled completion date of September 30, 2020. The Fekola mill has the potential to run above the annualized throughput rate of 7.5 Mtpa and analysis is currently underway to determine the optimum

throughput rate (using ore blends comparable to those planned for 2021 and future production). Commissioning included completion of all major construction activities associated with the Fekola mill expansion, as well as successful execution of a process performance test to compare with design expectations. Four days after start-up, a 5-day mill performance test was conducted from August 26 to August 30, 2020. The results of the performance test exceeded design in throughput, gold recovery, grind and availability over the 5-day day period. In addition, substantially all of the Fekola mine fleet expansion equipment planned for 2020 (including excavators, trucks, and drill rigs) have now arrived on site and are operational, with the overall mine expansion now materially complete.

Fekola Solar Plant

Remobilization of the solar plant construction group began in mid-September 2020 (following a temporary suspension of construction activities in April 2020 due to COVID-19) and will continue to ramp up as camp space becomes available. The Company expects that the solar plant construction will now be completed by the end of the first quarter of 2021. The existing HFO and diesel power plant have an installed capacity of 64 megawatts while Fekola's expanded mill facilities require only approximately 40 megawatts for continuous operations. The solar plant is therefore not a necessary component of the mill expansion project but is expected to reduce Fekola's operating costs and emissions by decreasing power plant fuel consumption and maintenance costs.

Masbate Gold Mine – the Philippines

The Masbate Mine in the Philippines also continued to perform well through the third quarter of 2020, producing 53,607 ounces of gold, substantially in-line with budget (of 54,198 ounces), and 4% higher (2,061 ounces) compared to the third quarter of 2019. Following a magnitude 6.6 earthquake approximately 90 kilometres from the mine site on August 18, 2020, Masbate's mining and processing operations were temporarily suspended for five and six days, respectively, for inspections mandated by the Philippines Mines and Geo-sciences Bureau. Planned maintenance was performed ahead of schedule during the shutdown period, and normal operations continued after the inspections determined that there was no damage to the mine from the earthquake. The Company worked with local communities to provide medical, food, and other support to the impacted areas. The Masbate Mine continued its remarkable safety performance, extending the number of days without an LTI to 684 days as at September 30, 2020.

For the third quarter of 2020, mill feed grade was 1.05 g/t compared to budget of 1.05 g/t and 1.09 g/t in the third quarter of 2019; mill throughput was 1.97 million tonnes compared to budget of 2.1 million tonnes and 2.0 million tonnes in the third quarter of 2019; and gold recovery averaged 81.1% compared to budget of 76.4% and 72.4% in the third quarter of 2019. Average gold recoveries were above budget due to mining more oxide ore than budgeted.

For the first nine months of 2020, the Masbate Mine produced 147,133 ounces of gold, in-line with budget (of 147,381 ounces) and 12% (19,466 ounces) lower compared to the first nine months of 2019 (as planned, mainly due to lower head grade). The on-budget production was achieved despite a 6-day mandated mill shutdown following an earthquake on August 18, 2020 (for inspections which confirmed that there was no damage to the mine from the earthquake) and COVID-19-related constraints (including a five-day mining

shutdown in the first quarter of 2020 and working with a reduced workforce through the second quarter of 2020).

For full-year 2020, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold from the Main Vein and Montana Pits, at cash operating costs of between $665 and $705 per ounce and AISC of between $965 and $1,005 per ounce.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also had a solid third quarter of 2020, producing 42,591 ounces of gold, 2% (985 ounces) above budget, as processed tonnes and recoveries were both slightly better than budget. Compared to the third quarter of 2019, gold production, as planned, was lower by 14% (6,820 ounces), due to fewer high-grade ore tonnes being mined from the Wolfshag Phase 2 Pit (than compared to the third quarter of 2019). Ore production from the Wolfshag Phase 2 Pit had resumed in the second half of 2019 following pre-stripping. The Otjikoto Mine continued its remarkable safety performance, extending the number of days without an LTI to 918 days as at September 30, 2020.

For the third quarter of 2020, mill feed grade was 1.53 g/t compared to budget of 1.54 g/t and 1.84 g/t in the third quarter of 2019; mill throughput was 0.88 million tonnes compared to budget of 0.86 million tonnes and 0.84 million tonnes in the third quarter of 2019; and gold recovery averaged 98.2% compared to budget of 98.0% and 98.8% in the third quarter of 2019.

For the first nine months of 2020, the Otjikoto Mine produced 127,836 ounces of gold, above budget by 3% (3,690 ounces) and 7% (8,292 ounces) higher than the first nine months of 2019.

Development of the Wolfshag underground mine (the initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag orebody included 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold) continues to progress on schedule. Engineering of the underground mine continued and an underground mining contractor was appointed for the development of the underground workings up to the production stopes. In the third quarter of 2020, the mining contractor was mobilized, and underground development of the portal and primary ramp has now commenced. Stope ore production is expected to commence in early 2022, in-line with original estimates.

Exploration at Otjikoto continues to focus on drilling down plunge on the Wolfshag and Otjikoto deposits which remain open at depth as well as testing stratigraphy east of Wolfshag for new mineralized horizons.

For full-year 2020, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold, from the Otjikoto and Wolfshag Pits, at cash operating costs of between $480 and $520 per ounce and AISC of between $1,010 and $1,050 per ounce.

Development

Gramalote Project (B2Gold – 50%/AngloGold Ashanti Limited – 50%) - Colombia

B2Gold commenced its role as manager of the Gramalote Project on January 1, 2020.

Feasibility work at the Gramalote Project continued as planned from the recommencement of drilling on May 11, 2020, with infill exploration drilling completed on August 21, 2020. During the third quarter of 2020, work continued to advance for infrastructure design, process plant design, pit design and social initiatives. Resource modelling is anticipated to be completed in November 2020 at which time the final phase of the Gramalote Feasibility Study work will proceed based upon updated resources. The Gramalote Feasibility Study is expected to be completed in the first quarter of 2021.

Through the third quarter of 2020, COVID-19 management on-site was successful in allowing the project to continue with advancements in drilling and social initiatives including ongoing work with resettlement and small miner initiatives. COVID-19 control work included pretests, operational protocols, aggressive contact tracing and close work with local health authorities. While COVID-19 caseloads remain relatively high in Colombia, in Antioquia commercial activity and personal movement have substantially normalized.

Liquidity and Capital Resources

B2Gold maintains a strong financial position and liquidity. The Company is now debt-free (other than mining equipment loans and leases totaling approximately $50 million as at September 30, 2020) after fully repaying the outstanding RCF balance of $425 million during the third quarter of 2020 with the full amount of the $600 million RCF now undrawn and available.

Based on current assumptions, including a gold price of $1,900 per ounce for the balance of 2020, the Company expects to generate cashflows from operating activities of more than $900 million in 2020. The Company's ongoing strategy is to continue to maximize profitable production from its mines, grow its mineral reserves, utilize cash flow to continue the dividend payment, further advance its pipeline of development and exploration projects and evaluate growth opportunities.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia and Burkina Faso. B2Gold continues to forecast total consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020.

Qualified Persons

Bill Lytle, Senior Vice President of Operations, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Third Quarter and First Nine Months of 2020 Financial Results - Conference Call Details

B2Gold will release its third quarter and first nine months of 2020 financial results after the North American markets close on Tuesday, November 3, 2020.

B2Gold executives will host a conference call to discuss the results on Wednesday, November 4, 2020, at 10:00 am PDT/1:00 pm EDT. You may access the call by dialing the operator at +1 (778)-371-9827 / +1 (647)-427-7450 (Vancouver/Toronto) or toll free at +1 (888)-231-8191 prior to the scheduled start time or you may listen to the call via webcast by clicking https://www.webcaster4.com/Webcast/Page/1493/38218. A playback version will be available for two weeks after the call at +1 (416)-849-0833 (local or international) or toll free at +1 (855)-859-2056 (passcode 5691847).

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 20, 2020 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; the impact of the COVID-19 pandemic on B2Gold's operations, including any restrictions or suspensions with respect to our operations and the effect of any such restrictions or suspensions on our financial and operational results; the ability of the Company to successfully maintain our operations if they are temporarily suspended, and to restart or ramp-up these operations efficiently and economically, the impact of COVID-19 on the Company's workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold generating operating cashflows of more than $900 million in 2020; remaining well positioned for continued strong operational and financial performance for the remainder of 2020; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2020, including total consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020 with cash operating costs of between $415 and $455 per ounce and AISC of between $780 and $820 per ounce; the

anticipated cost, timing and results for the addition of a solar plant to the Fekola Mine, including the timing to complete following restart of construction; the development of the Wolfshag underground mine at Otjikoto, including the results of such development and the costs and timing thereof; the completion of the Gramalote Feasibility Study by the first quarter of 2021 and the results therein; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; the availability of the RCF for future draw downs; and B2Gold's attributable share at El Limon and La Libertad. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Colombia and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the

"SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources," "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and have not historically been permitted to be disclosed in SEC filings by U.S. companies subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource," "indicated mineral resource" or "inferred mineral resource" will ever be converted into a "reserve." In addition, this news release uses the terms "reserves" and "mineral reserves" which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or

referenced in this news release containing descriptions of the Company's mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies subject to Industry Guide 7 have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Historical results or feasibility models presented herein are not guarantees or expectations of future performance.